Exhibit 12.1

Computation of Ratio of Debt-to-Equity

(Dollars in Thousands)	At December 31, 2016
Repurchase agreements and other advances	$8,687,268
Obligation to return securities obtained as collateral, at fair value	510,767
Senior Notes	96,733
Total Debt	$9,294,768

Stockholders' Equity	$3,033,902

Ratio of Debt-to-Equity	3.1	:1
Debt-to-Equity Multiple	3.1	x